AmerInst Insurance Group, Ltd.

Press	Release

Media Contact

Ronald Katch

Katch, Tyson & Company, CPAs

Tel. 847-446-3700

For Immediate Release: January 24, 2005

AMERINST ANNOUNCES PRELIMINARY RESULTS OF DUTCH AUCTION TENDER OFFER

Hamilton, Bermuda — AmerInst Insurance Group, Ltd., a provider of reinsurance protection for CPA firms, today announced the preliminary results of the tender offer being made through its indirect wholly owned subsidiary, AmerInst Investment Company, Ltd., to purchase up to 60,000 of its outstanding common shares at a price per share of not less than $60.00 nor in excess of $75.00 per share. The tender offer expired at 12:00 Midnight, Eastern time, on Friday, January 21, 2005.

Based on a preliminary count by the depositary for the tender offer, 98,857 shares of common stock were properly tendered and not withdrawn at the minimum purchase price of $60.00 per share. AmerInst intends to exercise its right to purchase additional shares of common stock without extending the tender offer in accordance with applicable securities laws. Accordingly, AmerInst expects to purchase an aggregate of approximately 65,962 shares at $60.00 per share for a total purchase price of approximately $3,960,000. Because the number of shares tendered at $60.00 per share exceeds the number of shares AmerInst intends to purchase, AmerInst will not purchase any shares tendered at a price in excess of $60.00 or tenders made by shareholders who conditioned their tenders. AmerInst will purchase approximately 81 percent of the shares tendered at $60.00 by each remaining shareholder, except that tenders made by odd lot holders will be purchased in their entirety.

The number of shares to be purchased represents approximately 20 percent of AmerInst’s shares outstanding. All shares purchased in the tender offer shall be purchased at the same price of $60.00.

The actual number of shares, proration computation and purchase price per share are subject to confirmation by the depositary of the proper delivery of all shares tendered and not withdrawn. Payment for the shares accepted for purchase, and return of all other shares tendered, will occur promptly after the completion of the final proration computation.

Any questions concerning the tender offer may be directed to USA Risk Group of Vermont, Inc., the depositary for the tender offer, at (800) 422-8141.

About AmerInst

AmerInst was formed in 1988 with the mission to provide direct insurance coverage for CPAs. The Company was originally created to write direct insurance business and shifted its focus to the re-insurance market. If primary insurance markets continue to harden, the Company stands ready to directly underwrite primary coverage up to $1,000,000 for its shareholders or other CPA firms that might seek primary malpractice coverage. The Company currently provides reinsurance protection for approximately 24,000 insured CPA firms that are located throughout the United States. In 1999, the Company was re-domesticated to Bermuda, in order to enhance its ability to provide services to its stakeholders and the long-term benefit of its shareholders.